StockText, LLC
Income Statement
Unaudited
For the Period November 1, 2023 (Inception) to December 31, 2023

Revenue	$	-
Cost of sales		-
Gross margin		**-**
Legal & Professional Fees		1,220,000
Total expenses		**1,220,000**
Net loss	**$**	**(1,220,000)**